[redacted]

08030670

ITED STATES
DEXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
JUN 20 2008
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48611

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Stanford Group Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
5050 Westheimer
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Weiser (713) 964-8327
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name – *if individual, state last, first, middle name*)

333 Clay Street, Suite 4700	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 24 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles Weiser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stanford Group Company, as of February 21, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charles Weiser
Signature

Executive V.P./Chief Financial Officer
Title

Silvia K. Querales
Notary Public

SILVIA K. QUERALES
Notary Public, State of Texas
My Commission Expires
June 06, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- N/A ☐ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

BDO Seidman, LLP
Accountants and Consultants

333 Clay Street, Suite 4700
Houston, Texas 77002-4180
Telephone: (713) 659-6551
Fax: (713) 659-3238

The Board of Directors
Stanford Group Company and Subsidiaries
Houston, Texas

Ref: Consolidated Audited Financial Statements, Year Ending December 31, 2007, of Stanford Group Company and Subsidiaries (the "Company")

The above referenced audited financial statements, as originally issued, omitted the Statement of Changes in Liabilities Subordinated to Claims of Creditors as required by SEC Rule 17a-5(d)(2) because the subordinated liability is from a subsidiary of the Company which eliminates in consolidation. We verify that there was no change in liabilities subordinated to claims of creditors from 2006 to 2007 as shown below:

Statement of Changes in Liabilities Subordinated to Claims of Creditors

For the Year Ended December 31,		2007
Subordinated liabilities at beginning of year	S	4,000,000
Borrowing (payments) under subordinated liability agreement		-
Subordinated liabilities at end of year	S	4,000,000

We also verify that the above Statement is consistent with the statement contained in Form X-17A-5 Part IIA as amended. The above mentioned omission did not affect any previously audited financial statements.

BDO Seidman, LLP

END